Exhibit 10.8

Affiliate Program / Premium Affiliate Management General Terms and Conditions

The following General Terms and Conditions are intended for (i) Web site owners (hereafter, "Affiliates") who wish to participate as Affiliates in the Affiliate Program provided by element 5 (governed by II. and IV. in these General Terms and Conditions) on the basis of these General Terms and Conditions and also for (ii) Software Publishers who distribute their software products as downloads using the services of element 5 GmbH, Vogelsanger Strasse 78, 50823 Cologne, Germany and its subsidiaries (together hereafter, "element 5") and who wish to make use of the additional service provided by element 5 (hereafter, "Affiliate Management", governed under III. and IV. in these General Terms and Conditions) for integration of the Affiliate Program provided by element 5.

I. Object of the Affiliate Program/ Affiliate Management Program for Software Publishers

The object of the Affiliate Program provided by element 5 (hereafter, "Program") is to publish electronic advertisements on the Web site of the Affiliate for selected software products offered by element 5 Software Publishers. Instead of fixed compensation, the Affiliate receives result-dependent Advertising Cost Compensation (also known in the element 5 Control Panel as "Commission") in exchange for publishing the advertisements. The Advertising Cost Compensation depends on the actual sales generated by end users referred via the electronic advertisement (the Affiliate's link).

Within the context of sales processed from this Program, element 5 acts (to the end user) as a service provider for Software Publisher and handles the sales process by proxy of Software Publisher in accordance with underlying share-it! Developer Agreement. element 5 receives an additional service fee from the participating Publishers for this Affiliate Management.

Under the terms of this Affiliate Management, "Software Publisher's Control Panel" shall mean the password protected secure interface on element 5's Web servers that allows the Software Publisher to gain access to Sales data and End User data through a secure online connection and change Software Publisher related settings, e.g. the commission of the Affiliate and activation and deactivation of the Affiliate.

"Affiliate's Control Panel" shall mean the password protected secure interface on element 5's Web servers that allows the Affiliate to (i) gain access to referred sales through a secure online connection and (ii) change Affiliate related settings, e.g. input or alteration of personal data, definition of default style within the context of the given technical limitations, and requests for new partnerships with Software Publishers or termination of existing partnerships.

II. Affiliate Program

§ 1 Affiliate Participation

Participation of an individual Affiliate in the Program is dependent on activation by the Software Publisher. Once the Affiliate has registered, element 5 will send an e-mail to Software Publisher with a request to activate the Affiliate. Once the Affiliate is activated by the Software Publisher, the Affiliate is considered to be a participant in this program and is bound by these General Terms and Conditions.

§ 2 Products under the Agreement

(1) The Products under the Agreement are software products designated by the respective Software Publisher for this purpose and which can be selected by the Affiliate from a product catalog in the Affiliate Control Panel.

(2) Following initial activation of a product under the agreement, the Affiliate has the opportunity to choose further software products (including those from other Software Publishers), found in the Affiliate's Control Panel, and offer them on the Affiliate's Web site under these General Terms and Conditions. However, the offering of these new products is dependent on the Software Publisher activating the Affiliate for the respective software.

§ 3 Control Panel

(1) After successfully completing the registration process for participation in the Program, the Affiliate will be sent a user ID and a password to access to the "Affiliate Control Panel". With the user ID and password, the "Affiliate Control Panel" provides the Affiliate access, via a secure online connection, to a secure area on element 5's Web server so that the Affiliate may, at any time, view the number of software sales the Affiliate has referred, as well as change other settings.

(2) When using the user ID and password, the Affiliate shall observe the following obligations and precautions: (i) Only the Affiliate may use the user ID and password. (ii) The password shall be kept strictly confidential. The Affiliate shall take due care to ensure that no unauthorized parties learn the password. (iii) If the Affiliate loses its password or if there is a possibility that an unauthorized party has learned the user ID and password, the Affiliate shall immediately report this to element 5, which can then block access by the Affiliate to the Control Panel. All actions carried out with the user ID and password will be attributed to the Affiliate.

§ 4 Integration of the Link

(1) The Affiliate shall integrate the product under the agreement using the appropriate link on its Web site; the link points to the order form operated by element 5. This link is generated by a Link Generator for the respective product under the agreement. The Link

Generator is located in the secure area of element 5's Web site in the "Affiliate Control Panel". The link that is generated contains an individualized affiliate user ID by means of which any sales can be attributed to the Affiliate. Proper technical integration of the link is the responsibility of the Affiliate. If the links do not function, no Advertising Cost Compensation will be paid.

(2) The Affiliate shall indicate on its Web site that (i) the Affiliate is acting as an independent partner of the respective Software Publisher by participation in the Affiliate Program provided by element 5 and (ii) The Software Publisher is the seller of the product and the payment process is administered by element 5.

(3) The Affiliate shall produce a brief description for each activated product on its Web site. The Affiliate is responsible for the content, the style and the layout of this information. The Software Publisher can provide the Affiliate with graphics and text in an electronic format for use in describing the product, which the Affiliate shall use for the purpose of advertising the Products under the Agreement and links according to the instructions of the Software Publisher. The Affiliate should be aware that the product prices and availability may change at any time. It is not recommended that the price be listed on the Web site of the Affiliate. Maintenance of these product prices is possible only on the Web sites of the Software Publisher and the Publisher's corresponding site operated by element 5.

§ 5 Order Processing

(1) element 5 shall be responsible for the entire order processing for the referred end user according to the terms and conditions of the underlying share-it! Developer Agreement between the Software Publisher and element 5. element 5 shall provide the order forms for the order processing on its Web server; receive payments from the referred end users and forward these payments, less the agreed Advertising Cost Compensation, the service fees and relevant value added tax (VAT) to the Software Publisher; handle refunds and returns according to the provisions of the underlying share-it! Developer Agreement; and provide end user service relating to the administration of the order. The Software Publisher shall provide technical end-user service.

(2) element 5 reserves the right to reject queries and orders which do not meet its requirements; including, in particular, orders by referred end users who do not meet credit requirements, who do not authorize direct debiting from their bank account, or who do not present a valid credit card.

(3) An agreement by the Software Publisher with the referred end user does not exist until either a written or electronic order confirmation arrives from element 5 in the name of the Software Publisher or when element 5 begins to fulfill the agreement in the name of the Software Publisher. Typographical, printing and computation errors on the Web site of the Affiliate shall be charged to said Affiliate.

§ 6 Advertising Cost Compensation

(1) element 5 will pay Affiliate its advertising costs (including Vat, if any, on presentation of a valid VAT invoice) if an end user arrives via the link integrated in Affiliate's Web site at the order page hosted by element 5 for the respective Software

Publisher's Product under this Agreement and end user uses the automatic ordering system that carries out the registration and payment processing, so that the Affiliate's link is deemed to be directly causative for the entry of the End User into the agreement with the Software Publisher and End User's payment, proving that all requirements are irrevocably met ("agreements arising in a qualified manner"). Affiliate is only eligible to earn the Advertising Cost Compensation on sales occurring during the term of this Agreement and fees earned up to the date termination will remain payable only if the related orders are not cancelled or returned.

(2) Insofar as the referred end user accepts cookies when clicking on Affiliate's link, proceeds from orders will be taken into account which do arise within the lifespan (of max. 180 days) of the cookie(s) used and/ or possibly within the lifespan of a special action of the Software Publisher via integrated link.

(3) element 5 shall record and compute on a monthly basis the amount of said Advertising Cost Compensation for the Affiliate.

(4) The computation basis for determining the value of the Advertising Cost Compensation is calculated by the gross sales price (including taxes, shipping and handling, etc.) actually invoiced to the referred end user. The percentage of the respective Advertising Cost Compensation shall be stipulated by the Software Publisher, but shall not exceed 50% of the effective gross sales price of the software.

(5) The Advertising Cost Compensation shall not be paid if and insofar as it is determined that the end user will not meet its payment obligations or will meet them only partially, or if for any other reason the invoice to the end user was cancelled (e.g. in cases where a charge back of a credit card charge, a debit advice or other return or refund of the software product occurs). If the Advertising Cost Compensation was previously paid by element 5, it can be offset or invoiced to Affiliate at element 5's own discretion.

(6) The payment of the Advertising Cost Compensation shall occur monthly insofar as the sum due exceeds a value of 100 EUR / 100 USD. If this is not the case, the sum due can be retained until a total value of at least 100 EUR / 100 USD is reached, at the latest, upon termination of the Affiliate's participation in the Program.

(7) The payment can be made by wire transfer, Direct Deposit (US only) or check, as chosen by the Affiliate.

(8) The invoicing is deemed to be approved if the Affiliate does not object in writing, including a statement of reasons, within four weeks.

III. Affiliate Management for Software Publishers

§ 1 Participation by the Software Publisher

(1) Software Publisher's participation in Affiliate Management indicates that the Software Publisher agrees to these General Terms and Conditions, and that the Software Publisher shall integrate the Affiliate Program into the Web site using a corresponding link.

(2) To generate revenue through this Program by means of sales referred by the Affiliate, the Affiliate, after completion of registration, must be activated by the Software Publisher in the Control Panel. The Software Publisher will be informed of the Affiliate's registration per e-mail with a request for the Affiliate's activation from element 5.

(3) By configuring the settings in the Control Panel, the Software Publisher determines the amount of the success-based Advertising Cost Compensation. If the Publisher does not configure any settings, then it will accept the default settings proposed by element 5 when activating the Affiliate. Prior to making changes in the Control Panel regarding the amount of the Advertising Cost Compensation, written notification must be given to element 5 and the Affiliate.

§ 2 Integration of the link

(1) element 5 shall make a hyperlink available to the Software Publisher that links to the appropriate registration form for the Affiliate Program. The link can be accessed in the secure "Software Publisher Control Panel" on element 5's Web site under "Affiliate Management".

(2) Every Affiliate must complete the registration form once prior to participating in the Program and agree to these General Terms and Conditions by checking the Online checkbox. Afterwards, the Affiliate can also advertise other Products under this Agreement (see above § 3) after activation by the respective Software Publisher.

§ 3 element 5's Service Fee

For each sale administered by element 5 of the Software under this Agreement, element 5 shall receive an additional service fee of 2% of the gross sales price (including taxes, shipping and handling, etc.) as well as the Advertising Cost Compensation defined in II. § 6 (4) and in addition to VAT or sales tax (where applicable). element 5 will pay the Affiliate the Advertising Cost Compensation as defined in II. § 6 . Further invoicing terms are obtained from the existing business relationship, defined in the respective share-it! Developer Agreement between Software Publisher and element 5.

IV. General terms

§ 1 License

Upon activation of the Affiliate, the Software Publisher grants the Affiliate a non-exclusive, revocable right to use provided advertising material, notices and all further presentations (insofar as available - also known hereafter as "Material") only for the purpose of designating its Web site as a "partner Web site" and presenting the designated advertising Material. Under no circumstances may the transferred Material be edited or modified without prior written permission of the Software Publisher. element 5 and the Software Publisher retain all rights with regard to their logos, their trade name or their trademarks and other commercial protection rights. The Software Publisher and element 5 are authorized to revoke the license granted to the Affiliate at any time by written notice.

§ 2 Changes to these provisions

element 5 RESERVES THE RIGHT TO MODIFY AND TO SUPPLEMENT THESE GENERAL TERMS AND CONDITIONS AT ANY TIME. THE CURRENT VERSION WILL BE MAINTAINED FOR VIEWING AS A HYPERLINK ON element 5's WEB SITE IN THE CONTROL PANEL. MOREOVER, element 5 WILL ANNOUNNOUNCE ANY CHANGES TO THESE TERMS VIA E-MAIL. WHITHIN 14 DAYS OF THE ANNOUNCEMENT OF CHANGED PARTICIPATION TERMS, AFFILIATE AND SOFTWARE PUBLISHER MAY OBJECT TO SUCH CHANGES. IF NO OBJECTION IS RECEIVED DURING THIS TIME, THE PARTICIPANT IS DEEMED TO HAVE ACCEPTED THE CHANGES AND THEY WILL BECOME PART OF THE EXISTING RELATIONS UNDER THE AGREEMENT.

§ 3 Correspondence

Correspondence shall take place preferably via e-mail, which is accorded the same status as postal mail. Qualifying dates are always agreed as "Receipt by Recipient", unless otherwise noted. For e-mail, the receipt of the message on the destination mail server is deemed to be the time of reception.

§ 4 Independence of Relations under the Agreement

The parties to the contract shall operate their Web sites independently of one another and are solely responsible for the content, technology used, and design. This agreement may not be construed as establishing between the parties a company or an association, nor does it establish an employment relationship or a commercial agent agreement. The parties to this agreement are not authorized to act in the name of the other party and / or to accept offers or make any statements on behalf of the other party. As an exception to the previous sentence, element 5 is authorized to make statements on behalf of the Software Publisher pursuant to these T&C and the element 5 vendor agreement (formerly known as e-sales contract).

§ 5 Guarantee by the Party to the Agreement for its Web site

(1) The Affiliate shall be responsible for the entire content of its Web site. The Affiliate guarantees in particular that (i) It will integrate advertising Material according to the provisions and instructions of the Software Publisher into that Affiliate's Web site insofar as said Material was transferred to the Affiliate; (ii) The material used the Affiliate's Web site will not contain any representations of violence, sexually related contents or discriminatory statements or representations with regard to race, sex, religion, nationality, handicap, sexual preference and orientation, or age, nor will said Material be unlawful in any way; (iii) The Material used on the Affiliate's homepage will not infringe upon the rights of third parties, particularly patents, copyrights, trademarks or other commercial protection rights as well as general personality rights and cannot be mistaken for the products of the Software Publisher and/or element 5 or a Web site operated by the Software Publisher and/or element 5; (iv) It will not send any e-mail without the express consent of the receiver(s) (no spam e-mails).

(2) The Affiliate shall guarantee the above named properties of its Web sites and will pay defense costs and indemnify and keep fully indemnified the Software Publisher and element 5, its subsidiaries and its and their directors, officers, employees and agents upon demand from any and all claims, demands, costs, liabilities, losses, expenses, and damages (including reasonable attorneys' fees, costs, and expert witnesses' fees) arising out of or in connection with any breach by Affiliate of its warranty set out in this clause.

§ 6 Limitation of liability

(1) The parties exclude mutual liability for slightly negligent violation of obligations in connection with this agreement, with the exception of § 16 and § 5 (3) of this agreement. This includes in particular the liability exclusion for lost profit, the loss of data or interruption to or errors in the operation of the Web site of the Affiliate. The above liability exclusion also applies to the personal liability of employees, representatives and persons employed to perform the obligations of the parties to the agreement. The limitation of liability does not apply to claims arising through initial incapacity or in case of justifiable impossibility.

(2) Any possible product liability claims are unaffected by the above limitations. Insofar as element 5 or the Software Publisher violates an essential obligation under the agreement, the obligation to pay restitution is limited to the damages that typically arise.

(3) element 5 makes no guarantees in regard to the Software Publisher's software products offered via its Web site. Moreover, element 5 does not guarantee the Affiliate that the operation of its Web sites will be maintained without interruptions and without errors. Liability is expressly excluded for the consequences of such interruptions or errors.

§ 7 Agreement period / Cancellation

The term of this Agreement will begin upon acceptance of Affiliate's Program application and will end when terminated by either party of this Agreement. This Agreement is entered into for an unlimited period of time. Either party may cancel this Agreement at any time, with or without supplying a reason, through written notification or by making suitable settings in the respective Control Panel.

§ 8 Termination of the agreement

(1) When the agreement ends, all usage rights of the Affiliate and Software Publisher accorded by this agreement with regard to the provided logos or Web site contents expire.

(2) Upon termination of the relationship under this agreement, the Affiliate is obligated to undertake all of the technical measures necessary to delete from its Web site all links that refer to the Web sites of element 5 or to the Software Publisher. The same applies upon termination of Affiliate Management for links of the Software Publisher that were established in connection with the participation in Affiliate Management on its Web site.

(3) element 5 is authorized to retain final payment for a reasonable time, minimum for 30 days after the end of the respective quarter, to ensure that the correct amount is paid.

Affiliate is only eligible to earn the Advertising Cost Compensation on sales of Software Publishers Products occurring during the term of this Agreement and fees earned up to the date termination will remain payable only if the related orders are not cancelled or returned. If the Advertising Cost Compensation was previously paid by element 5, it can be offset or invoiced to Affiliate at element 5's own discretion.

§ 9 Final provisions

(1) Force majeure

If a party is unable to fulfill its obligations under the agreement for reason of force majeure, it shall immediately inform the other party thereof and do everything in its power to resume normal operations as quickly as possible. In such case, the affected party shall not be deemed to be in breach of contract and cannot be held liable.

(2) Provision for written form

Additional agreements, changes or additions are valid only if element 5 has confirmed them in writing. The same applies to the warranting of properties.

(3) Severability clause

If any provision of this agreement is or becomes invalid, the validity of the remaining provisions shall not be affected. Insofar as a provision is invalid, the parties will agree on a new provision which comes as close as possible to the intent of the invalid provision and which is legally valid.

(4) Applicable law and jurisdiction Even in case of agreements with foreign (non-German) Software Publishers and Affiliates, the law of the Federal Republic of Germany applies. The place of jurisdiction for all claims arising in connection with this business relationship is Cologne, Germany.